Evan Rosen +1 212 450 4505 evan.rosen@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

November 13, 2023

Re:	Summit Materials, Inc. Proxy Statement on Schedule 14A Filed October 19, 2023 File No. 001-36973

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Michael Purcell Kevin Dougherty

Ladies and Gentlemen:
On behalf of our client, Summit Materials, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”) contained in the Staff’s letter dated November 8, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) together with this response letter.
For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement.
Proxy Statement on Schedule 14A Filed October 19, 2023
Questions and Answers about the Special Meeting
Has the Company obtained new financing in connection with the Transaction?, page vii
1.
We note you obtained a $1,300 million dollar 364-day term bridge loan facility for the transaction, and also your disclosure in your pro forma financial statements that prior to closing, at which time the bridge loan commitment will expire, you expect to borrow $1.3 billion in a mixture of senior notes and term loan B borrowings. Please provide all material terms of the bridge financing, as well as expected permanent financing of senior notes and term loan B borrowings.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages viii, 15-16 and 69-71 of the Amended Proxy Statement in order to describe all of the material terms of the bridge financing.  As noted in the revised disclosures, the terms of the expected permanent financing remain subject to market and other conditions and accordingly cannot yet be described in further detail.

Certain Unaudited Financial Projections, page 55
2.
You disclose financial projections (i) for Summit on a standalone basis for the calendar years 2023 through 2028 and (ii) for Argos USA and its subsidiaries for the calendar years 2023 through 2028, with two different sets of Argos USA projections – referred to as the “Argos Base Case” and the “Synergized Case.” You discuss that the Summit financial projections and the Argos USA financial projections are based on numerous variables and assumptions that were deemed to be reasonable as of the date on which such projections were finalized. You also discuss that the material assumptions made by the management of Summit in developing the internal financial forecasts upon which the Summit financial projections and Argos USA financial projections are based, respectively, include various factors you have assumed no change in over the time period forecasted. Please disclose all material assumptions used by the management of Summit in developing the financial projections.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Amended Proxy Statement accordingly to reflect all of the material assumptions used by the management of Summit in developing the internal financial forecasts upon which the Summit financial projections and Argos USA financial projections are based.

Where you can find Additional Information; Incorporation of Certain Documents by Reference, page 113

3.	We note you have incorporated by reference your most recent Annual Report. Please provide the basis for incorporating the Annual Report in place of your most recent annual report on Form 10-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Amended Proxy Statement accordingly.
Please do not hesitate to contact me at (212) 450-4505 or evan.rosen@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.
Very truly yours,

/s/ Evan Rosen
Evan Rosen

cc:
Anne P. Noonan, Chief Executive Officer, Summit Materials, Inc.
Chris Gaskill, Executive Vice President, Chief Legal Officer and Secretary, Summit Materials, Inc.
James P. Dougherty, Davis Polk & Wardwell LLP

Electronic Filing